Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
VWR Corporation
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-199112) of VWR Corporation of our reports dated March 4, 2015, with respect to the consolidated balance sheets of VWR Corporation as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income or loss, redeemable equity and stockholder equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of VWR Corporation.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 4, 2015